FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Quinlan Kevin W. (Last) (First) (Middle) 9 Orchard Street (Street) Marblehead MA 01945 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Boston Biomedica, Inc. (BBII) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for (Month/Day/Year) 02/20/2003 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

  X  Director

      10% Owner

  X  Officer (give title below)

      Other (specify below)

President and COO; and Director

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

  X  Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	02/20/03		M		1653	A	$2.006	31,744	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Option (Right to Buy)	$3.25			A		5,000		02/28/97 (1)	02/28/06	Common Stock	5,000		5,000
Option (Right to Buy)	$3.25			A		10,000		04/14/99 (1)	04/14/08	Common Stock	10,000		10,000
Option (Right to Buy)	$4.25			A		17,500		07/27/2000 (1)	07/27/2009	Common Stock	17,500		17,500
Option (Right to Buy)	$2.60			A		24,000		05/02/2002 (1)	05/02/2011	Common Stock	24,000		24,000
Option (Right to Buy)	$3.08			A		52,000		02/11/2003 (1)	02/11/12	Common Stock	52,000		52,000
Option (Right to Buy)	$2.70			A		55,000		12/02/02 (1)	12/02/2012	Common Stock	55,000		55,000
										Total	163,500		163,500	D

Explanation of Responses:
(1)   Grant to reporting person of option to buy the number of shares of Common Stock set forth in Table II, Column 7 .  The options become exercisable in 25 percent annual increments beginning on the date set forth in Table II, Column 6.

/s/ Kevin W. Quinlan ** Signature of Reporting Person	02/25/03 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002